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ANNUAL AUDITED REPORT
Mail

Mail Processing
Section

FEB 10 2008

FORM X-17A-5
PART III

SEC FILE NUMBER
8- 23411

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the
Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING___01/01/07___ AND ENDING___12/31/07___

MM/DD/YY   MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: E. Magnus Oppenheim & Co. Inc.

OFFICIAL USE ONLY

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)   .

FIRM I.D. NO.

551 Fifth Avenue

(No. and Street)

NY	NY	10176
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
E Magnus Oppenheim   212-983-1818

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Joseph Amundsen, CPA

(Name – if individual, state last, first, middle name)

110 Wall Street	NY	New York	10005
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

☒ Certified Public Accountant

☐ Public Accountant

☐ Accountant not resident in United States or any of its possessions.

PROCESSED

MAR 2 1 2008

THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

*Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, E Magnus Oppenheim, President _____ , swear (or affirm) that, to the best of

my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of

E. Magnus Oppenheim & Co., Inc _____ , as

of ~~December~~ February _____ , ~~20 07~~ 08 , are true and correct. I further swear (or affirm) that

neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account

classified solely as that of a customer, except as follows:

_____
Signature

President
_____
Title

_____
Notary Public

This report ** contains (check all applicable boxes):

☒ (a) Facing Page.
☒ (b) Statement of Financial Condition.
☒ (c) Statement of Income (Loss).
☒ (d) Statement of Changes in Financial Condition.
☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
☒ (g) Computation of Net Capital.
☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
☒ (l) An Oath or Affirmation.
☐ (m) A copy of the SIPC Supplemental Report.
☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

**For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Joseph Amundsen
Certified Public Accountant
110 Wall Street, 11th Floor
New York, New York 10005
212/709-8250
212/943-2300(fax)
exbaker@juno.com

E. Magnus Oppenheim & Co., Inc.

Index to Financial Statements

December 31, 2007

Annual Audit Report Form X-17A-5

Independent Auditor's Report

Statement of Financial Condition

Statement of Operations

Statement of Changes in Stockholder's Equity

Statement of Cash Flows

Notes to Financial Statements

Computation of Net Capital for Brokers and Dealers
Pursuant to Rule 15c 3-1

Computation for Determination of the Reserve Requirements
For Brokers and Dealers Pursuant to Rule 15c 3-3

Independent Auditor's Report on Internal
Control Structure Required by SEC Rule 17a-13

Joseph Amundsen
Certified Public Accountant
110 Wall Street, 11th Floor
New York, NY 10005
212/709-8250

Independent Auditor's Report

The Shareholder
E. Magnus Oppenheim & Co., Inc.

I have audited the accompanying statement of financial condition of E. Magnus Oppenheim & Co., Inc. as of December 31, 2007, and the related statements of income, changes in stockholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. My responsibility is to express an opinion on these financial statements based on my audit.

I conducted my audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that I plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. I believe that my audit provides a reasonable basis for my opinion.

In my opinion, the financial statements referred to above present fairly, in all material respects, the financial position of E. Magnus Oppenheim & Co., Inc. at December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

My audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedules I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in my opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Joseph Amundsen, CPA
New York, New York
February 12, 2008

E. Magnus Oppenheim & Co., Inc

Statement of Financial Condition

December 31, 2007

ASSETS

Cash and Cash Equivalents	$ 112,848
Commissions Receivable	28,668
Advisory Fees Receivable	97,537
Investments in Partnership	118,457
Other Investment	65,262
Other Assets	6,144
	428,916

LIABILITIES AND STOCKHOLDER'S EQUITY

Liabilities:

Accounts Payable and Accrued Expenses	42,340

Stockholder's Equity:

Common Stock - $ 1 Par Value; 200 shs authorized; 50 shs issued and outstanding	$ 50	
Retained Earnings	386,526	386,576
		$ 386,576

See accompanying notes to financial statements.

E. Magnus Oppenheim & Co., Inc

Statement of Income

for the Year Ended

December 31, 2007

Income:	
Commissions	$ 130,901
Advisory Fees	579,055
Gain on Investments	20,450
Interest and Dividends	6,573
Other Income	35,000
	771,979
Expenses:	
Officer's Compensation	220,392
Employee Compensation	236,517
Payroll Taxes	29,378
Insurance	25,847
Promotional Expenses	19,832
Rent	69,857
Professional Fees	75,524
Offfice	43,837
Custodial Fees	19,306
	740,490
Income Before Provision For Income Taxes	31,489
Provision for taxes	12,906
Net Income	$ 18,583

E. Magnus Oppenheim & Co., Inc

Statement of Changes in Stockholder's Equity

for the Year Ended December 31, 2007

	Common Stock	Retained Earnings	Total
Balance - Beginning of Year	$ 50	$ 479,715	$ 479,765
Net Income		18,583	18,583
Distribution		(111,672)	(111,672)
Balance - End of Year	$ 50	$ 386,626	$ 386,676

E. Magnus Oppenheim & Co., Inc

Statement of Cash Flows

for the Year Ended December 31, 2007

Cash Flows From Operating Activities:	
Net Income	$ 18,583
Adjustments to reconcile net income to net cash provided by operations:	
(Increase) Decrease in Assets:	
Commissions Receivable	121
Advisory Fees Receivable	5,144
Other Assets	15,019
Increase (decrease) in Liabilities:	
Accounts Payable and Accrued Expenses	26,340
Net Cash From Operating Activities:	65,207
Cash Flows From Investing Activities:	
Unrealized Income From Partnership Investment	57,092
Unrealized Income From Other Investment	(34,472)
Cash Flows From Financing Activities:	
Shareholders distributions	(111,672)
Net (Decrease) In Cash	(23,845)
Cash and Cash Equivalents - Beginning of Year	136,793
Cash and Cash Equivalents - End of Year	$ 112,848
Supplemental Disclosures of Cash Flow Information:	
Cash Paid During Year For:	
Taxes	$ 13,106

See accompanying notes to financial statements.

E. Magnus Oppenheim & Co., Inc.

Notes to Financial Statements

For the Year Ended December 31, 2007

1. Significant Accounting Policies

E. Magnus Oppenheim & Co., Inc., (the Company) is a New York Corporation conducting business as an investment advisors and a securities broker dealer, registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers.

The Company prepares its financial statements on the accrual basis of accounting. Principal transactions and commission revenues and expenses from customer transactions are recorded on a settlement date basis.

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

2. Related Party Transactions

The Company leases office space from an affiliated company, E. M. Oppenheim, Inc. for an annual rent in 2007 of $69,857.

The Company charges a management fee to an affiliated fund under the terms of an investment advisory agreement. For the year ended December 31, 2007 the Company earned $237,571 from the fund.

3. Other Investment

The Company has invested $85,000 in an associated partnership, E.M.O. Sterling Return LT Fund LP. As of December 31, 2007 the value of the investment was $118,457. The unrealized income or loss each year is included in the statement of income.

4. Net Capital Requirement

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2007 the Company was in compliance with these regulations.

E. Magnus Oppenheim & Co., Inc.

Computation of Net Capital Under 15c3-1 of the

Securities and Exchange Commission

31-Dec-07

Schedule 1

Total assets		$428,916
Less liabilities		(42,340)
		386,576
Less: Unallowable Assets		
Advisory Fees Receivable	97,537	
Investment in Partnership	118,457	
Other Assets	6,144	222,138
Net Capital Before Haircuts on Security Positions		164,438
Less: Haircut (2% money market)		1,186
NASDAQ (15% common stock)		7,424
Net Capital		155,828
Minimum Net Capital required		(5,000)
Excess net capital		150,828
Aggregate indebtedness		$42,340
Ratio AI to NC		27%

RECONCILIATION WITH COMPANY'S NET CAPITAL COMPUTATION

There is no material difference between the net capital computation as reported on E. Magnus Oppenheim & Co., Inc. FOCUS report - PartIIA as of December 31, 2007.

E. Magnus Oppenheim & Co., Inc.
Computation for Determination of the Reserve Requirements
And Information Relating to Possession or Control Requirements
For Brokers and Dealers Pursuant to Rule 15c3-3
For the Year Ended December 31, 2007

The Company does not effect transactions for anyone defined as a customer under

Rule 15c3-3. Accordingly, there are no items to report under the requirements of this

Rule.

Joseph Amundsen
Certified Public Accountant
110 Wall Street, 11th Floor
New York, New York 10005
212/709-8250
212/943-2300(fax)
exbaker@juno.com

Independent Auditor's Report of Internal
Accounting Control Required by SEC Rule 17a-5

To the Board of Directors
    E. Magnus Oppenheim & Co. Inc.

In planning and performing my audit of the financial statements of E. Magnus
Oppenheim & Co, Inc., (the Company), as of and for the year ended December 31, 2007,
in accordance with auditing standards generally accepted in the United States of America,
I considered its internal control over financial reporting (internal control) as a basis for
designing my auditing procedures for the purpose of expressing my opinion on the
financial statements, but not for the purpose of expressing an opinion on the effectiveness
of the Company's internal control. Accordingly, I do not express an opinion on the
effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC),
I have made a study of the practices and procedures followed by the Company including
consideration of control activities for safeguarding securities. This study includes tests of
such practices and procedures that I considered relevant to the objectives stated in rule
17a-5(g) in making the periodic computations of aggregate indebtedness and net capital
under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of
rule 15c3-3. Because the Company does not carry securities accounts for customers or
perform custodial functions relating to customer securities, I did not review the practices
and procedures followed by the Company in any of the following:

1. Making the quarterly securities examinations, counts, verifications, and
comparisons, and the recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under
Section 8 of Federal Reserve Regulation T of the Board of Governors of the
Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraphs.

Because of the inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A control deficiency exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A significant deficiency is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than inconsequential will not be prevented or detected by the entity's internal control.

A material weakness is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

My consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. I did not identify any deficiencies in internal control and control activities for safeguarding securities that I consider to be material weaknesses, as defined above.

I understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on my study, I believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the management, the SEC, FINRA, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered broker dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Joseph Amundsen, CPA
New York, New York
February 12, 2008

END